

April 3, 2012

VIA U.S. MAIL

Ms. Jennifer A. Mills
Assistant Counsel
Principal Financial Group
711 High Street
Des Moines, Iowa 503092-0300

Re: Principal Variable Contract Trust (PVCT): Annual Post-Effective Season Updates
        N-1A Post-effective Amendment #80 (SEC Nos. 333-116220 & 811-02091)

Dear Ms. Mills:

    The Staff has reviewed the above-referenced post-effective amendment, which the Commission received on February 14, 2012. Unless otherwise stated, page numbers in this letter refer to the pagination in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-1A. If a comment is given with respect to a particular fund and the same issue exists in the disclosure or presentation for another fund, the comment applies to the other fund(s) as well. Please make corresponding changes wherever applicable throughout the filing. If similar comments are given with respect to separate funds, please review the disclosure for all other funds in light of both variations of the comment and revise accordingly. Based on our review of this filing, we have the following comments.

GENERAL COMMENTS

1.   Required Electronic Tagging Exhibit. Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. *See* IC-28617 (July 15, 2009).

2.   Operable Webpage Links. Please confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover page of the prospectus contains a link to www.PrincipalFunds.com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. *See* XBRL Adopting Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, "[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document." In your response letter, please confirm this link and all other webpage links operate in this way. Alternatively, in your response letter, please confirm that (i)

Registrant does not use summary prospectuses at this time; and (ii) should Registrant decide to provide summary prospectuses in the future, these requirements will be satisfied before they are distributed.

3. *Table of Contents.* Please confirm that the table of contents will show the page numbers corresponding to each section and subsection indicated. *See* Rule 481(c) and General Instruction C.3(a) to Form N-1A.

4. *Global Comment for all Summaries.* Please note that Form N-1A does not permit information about fee waivers or expense limitations in the fee table, or a footnote about fee waivers or expense limitations, unless the fee waiver or expense limitation will actually reduce the fund operating expenses for no less than one year from the effective date of the registration statement. *See* Form N-1A, Item 3, Instruction 3(e). For those portfolios that include this disclosure, please confirm that this requirement is met; otherwise please delete the Expense Reimbursement line item and the corresponding footnote. Also note that information regarding fee waivers and expense limitations on the part of the investment adviser may be included with the Item 10(a) disclosure.

SPECIFIC PROSPECTUSES

Asset Allocation Account

1. *Objective: Total Return (p. 3).* Please confirm that the statement of each fund's objective is consistent with the language in the fund's governing documents.

2. *Acquired Fund Fees and Expenses (AFFEs) (p. 3).* In a response letter filed on EDGAR, please confirm that the portfolio has no acquired fund fees and expenses in excess of one basis point as per Form N-1A, Item 3, Instruction 3(f)(i).

3. *Strategy & Risk Summary (pp. 3-4).*
a. Jargon. Please clarify the phrase, "global investment outlook." If this simply means the fund is diversified with respect to domestic and international markets, please state this.

b. Junk bond limits. If there is a percentage cap on assets that may be invested in junk bonds, please state the applicable percentage.

c. "Government" vs." Government Sponsored." In light of the TARP fund program and other recent forms of government intervention and market stabilization, please clarify the distinction between the government securities and government sponsored securities mentioned in the second paragraph below the bullet points on page 3.

d. Risk of High Portfolio Turnover. Please revise the portfolio turnover risk summary to include a direct statement that high turnover may lower dividend income or explain why this is not appropriate.

e. Actual Basis for Buy/ Sell/ Hold Decisions. The principal strategy summary does not describe how the advisor determines: (i) the initial allocation weightings; (ii) changes to those percentages; or (iii) which instruments to buy, sell, and hold to meet the existing allocation percentages. Please summarize the factors or principles the advisor uses to make these investment decisions and, as appropriate, supplement the Item 4(a) section with statements summarizing the information required by Item 9(b)(2).

f. Derivatives. Please confirm that the description of the derivatives the fund may hold and the purposes for which the fund may hold them satisfies the guidance in the Staff's 2010 letter to the ICI.

See Barry Miller Letter to the ICI dated July 30, 2010. This also applies to the Item 4 principal strategy and risk sections discussing derivatives throughout the filing.

g. *Foreign Securities Risk.* Given that foreign securities can be denominated in US currency, currency risk is not an assumed element of foreign investment risk. For this fund and others that identify a primary foreign securities risk but no currency risk, please separately break out the specific risks associated with foreign currencies (or represent that they are not primary risks for that fund).

h. *Additional Risks.* Given the explicit reference to small-cap and mid-cap investments in the Fund's principal strategies narrative, please add corresponding summaries for small-cap and mid-cap risks in the Item 4 risk discussion. Alternatively, in responsive EDGAR correspondence, specifically explain why each is not a principal risk of the stated strategies for each Fund with this discrepancy in Item 4 disclosure.

4. *Average Annual Total Returns: (p. 5).*
a. *Lowest quarterly return.* Per Item 4(b)(2)(ii), the lowest return for a quarter should be presented following the bar chart. The current chart indicates the annual return for 2008 was -24.64%; however, the lowest quarterly return is listed as -12.41% from 2002. Please confirm that the correct figures are shown.

b. *Benchmark.* Please provide the full name of the benchmark index somewhere in the prospectus (*e.g.*, perhaps in or around the Item 9 disclosure). The acronym "MSCI-EAFE Index NDTR D" is not a commonly understood, plain English name investors would be expected to know. *See* Rule 421. This comment applies to any benchmarks that identified principally by their acronyms. Please note that this comment was given last year as well.

Balanced Account

1. *Strategy Summary: Basis for Buy/Sell/Hold Decisions (pp. 6-7).*
a. *Basis for Investment Choices Too Vague.* Although the current disclosure states the types of securities in which the fund will invest and identifies a general principal all holdings should meet (*e.g.,* "blend," "growth" or "value" investment approaches), it does not explain the methods (strategies) the advisor employs to make investment decisions. As we have indicated in the past, this disclosure format does not adequately synopsize how the advisor decides: (i) the appropriate initial allocation weightings; (ii) how to determine the type of instrument that best satisfies the allocation within a given weighting; (iii) how to choose the specific investments to buy, sell, and hold within specific allocation parameters; and (iv) when to change those allocation percentages. In your Item 4 narrative, please summarize the strategies guiding the advisor's decisions in these areas.

b. *Particular Language.* In addition to the above comment, Based on the Item 4 prepayment risk paragraph mentioning mortgage-backed and asset-backed securities and the Item 9 chart indicating they are principal investments for each asset allocation fund, please explicitly address these instruments in the corresponding Item 4 principal risk section. Each asset allocation fund's summary should identify and address these instruments by name. Likewise, clearly identify the fixed-income strategy creating the portfolio duration risk. Does the fund focus on fixed income investments of a particular duration? If so, summarize this strategy.

2. *Risk Summary: Missing Risks (pp. 7-8).* In prior years, we have asked Registrant to add summaries for small-cap, mid-cap, and liquidity risks or, given the Fund's corresponding principal strategies, specifically explain to us why each is not a principal risk. Registrant's prior responses have not stated a reason why explicit, independent principal risk disclosure is inappropriate. Please add the requested risk summaries as previously requested. Alternatively, in your response letter, explicitly discuss why Registrant routinely concludes principal risk disclosure is appropriate for funds with corresponding small and mid-cap principal strategies -- *but reaches the <u>opposite</u> conclusion for each of these asset allocation funds*.

3. ***Lowest Quarterly Return (p. 8).*** The current chart indicates the lowest quarterly return was in the 4th quarter of 2008 at - 17.87%; however, the bar chart states the annual return for 2008 at a significantly lower number (-30.92%). Please correct this discrepancy. We note that similar discrepancies appear throughout the prospectus under the highest and lowest returns listed for almost all funds. Please correct the disclosure and, in your response letter, provide a representation stating that these figures have been corrected throughout.

4. ***Benchmarks: Composite Benchmark (p. 8).*** Instruction 6 to Item 27(b)(7) permits and even encourages the use of additional, secondary indices so long as the comparison is not misleading. However, the form also states that "[i]f the Fund selects an index that is different from the index used in a table for the immediately preceding period, explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index." Here, it is unclear whether the "custom index returns" amount to a new index based on the preamble language. Specifically, the preamble states, "[t]he blended or custom index returns reflect the weightings as of the most recent period for which fund returns are disclosed and do not reflect previous weightings of the blended or custom index returns." If this means that the current blended index is, essentially, a different index from the one used in the table for the immediately preceding period, please provide both the prior and the new index and explain how the new blend provides a more appropriate comparison for historical returns. As requested last year, also please add the word "hypothetical" to the preamble description of the composite benchmark to ensure that the presentation is not misleading. Please make parallel changes with respect to the other composite indexes as well.

Bond & Mortgage Securities Account

1. ***Item 4: Underlying Fund Strategy (pp. 10-12).*** The principal risk disclosure describes "Risk of being an Underlying Fund;" however, there is no parallel principal strategy disclosure. If the fund is expected to be used as an underlying fund in a fund of funds, please state this at the outset of the risk description. Likewise, if the fund is designed for this purpose and this purpose is a primary influence on the way the advisor selects the fund's holdings (i.e. a primary strategy) please state this explicitly in the strategy disclosure as well. Also, as appropriate, make corresponding changes throughout the prospectus where the same language also appears in the Item 4 summary for other funds.

2. ***Item 4: Sub-prime Strategies & Risks.*** If the holdings may subject the Fund to sub-prime investment risks, or are reasonably likely to include instruments with values based (directly or indirectly) on sub-prime residential mortgage borrowers, *identify sub-prime risk by name* and describe it in plain English. If neither would be an accurate statement about the Fund's portfolio holdings, expressly represent this to us in a response letter filed on EDGAR.

3. ***Item 4: derivatives strategies and risks.*** Please reconcile the summary references to derivatives strategies and the corresponding risks. For example, the Leverage Risk summary refers to "when-issued [and] delay delivery ... transactions" but these transactions and related instruments are not the ones specifically identified in the strategy disclosure. Add principal strategy disclosure summarizing

the missing information. If derivatives can be used to satisfy the strategy summary's 80% requirement, say this and identify any limits on using derivatives for this purpose. If there are no such limits, say that instead.

Bond Market Index Account

1. Annual Operating Expenses Footnote (p. 14). Please substitute the footnote language for the language specifically provided in Instruction 6(a).

2. Principal Strategy Disclosure (p. 14). Please reconcile the statement that the "account employs a passive investment approach" with the statement that the "account may actively trade portfolio securities." Will the fund use derivative instruments to track the holdings of the index? If the fund only invests 80% of its assets in debt securities held by the index, how does the passive strategy apply with respect to the other 20% of the fund's assets? The degree of independent decision-making the advisor exercises to achieve this "passive" strategy is not clear. Please rewrite the summary so a reader understands what "passive" means here. Likewise, clarify the meaning of the phrase "an average portfolio duration *in line with* the duration of the ... index." (emphasis added).

Diversified Balanced Account

1. Investment Objective (p. 16). In your response letter, please confirm that the Item 2 statement of investment objectives actually reflects the language in that fund's governing documents or revise the disclosure accordingly.

2. Diversification/Concentration. Currently, the prospectus and SAI descriptions of the fund's diversification strategy are confusing. The principal risk summary implies that the fund is diversified, which is consistent with the Staff position that the fund-of-funds should look through to the investments of the underlying affiliated funds to ensure compliance with the concentration policy. However, the SAI language allows the underlying funds to concentrate to the extent the index upon which they are based concentrates. Please rewrite the Item 4 summary to clarify the fund's diversification strategy. Specifically, clarify that the top tier fund is actively managed and diversified (as suggested by the chart on page 132) or, in your response letter, explain why the name "Diversified Balanced Account" is not misleading.

3. Investment Company Securities Risk (p. 17). The risk summary should describe more than just increased cost (*i.e.*, the fund shareholders pay a portion of the underlying fund expenses in addition to the primary fund's expenses); there is a performance impact as well. Also address the negative impact underlying fund fees and expenses will have on the top tier fund's performance.

4. Principal Risks. The Item 4 risk disclosure says it outlines the principal underlying fund risks that create corresponding principal risks for the top tier fund. Please reconcile this statement with the principal risks shown in the Item 9 chart (p. 132). To the extent that a risk is principal for an underlying fund but *not* principal for the top-tier fund, only discuss that risk in the Item 9 disclosure; do not include it in the Item 4 summary. For example, the underlying fund risk called "Risk of Being an Underlying Fund" does not belong in the fund of fund's Item 4 summary. Please move it to Item 9 or explain to the Staff how the "Risk of Being an Underlying Fund" is a primary risk for to the top tier fund. What would that mean?

Diversified Growth Account

Principal Strategy and Risk Summaries (pp. 19-20). The strategy and risk summaries for the Diversified Balanced and Diversified Growth Accounts are sufficiently similar that the reviewer finds it difficult to determine the strategies and risks that are unique to each fund. Likewise, the chart of principal strategies and risks (p. 132) provides identical information for both funds. Please revise the Item 4 disclosure to indicate the strategies and risks that are unique to each fund so they are distinguishable.

Diversified Income Account

1. Fee Table: Acquired Fund Fees and Expenses (AFFE) (p. 24). Please include the footnote described in Instruction 3(f)(vi) which states that the Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year. Note that this footnote is separate from the footnote you have already included as permitted by Instruction 6(a).

2. Unique Strategies & Risks (pp. 25-26). The Item 4 summary disclosure for this fund is virtually identical to the Item 4 disclosure for the Diversified Balanced and Diversified Income Accounts. Please revise the summaries of each to clarify the strategies and risks that differ. In each case, identify the fund-specific factors that determine the appropriate allocation weightings for each fund and any investment criteria that cause the adviser to make different investment choices for each fund. The staff notes that the investment managers for each fund are the same people but the underlying holdings for the funds are not identical so different factors must account for the strategy decisions leading to this result. Please rewrite the summary disclosure to make these distinctions clear.

Diversified International Account

1. Fund Name. The SAI states that this fund has <u>not</u> "adopted the non-fundamental restriction, pursuant to SEC Rule 35d-1, which requires it, under normal circumstances, to invest at least 80% of its net assets in the type of securities, industry or geographic region (as described in the prospectus) as suggested by the name of the Account." The SAI also states that this fund may invest up to 100% of its assets in foreign securities. In your response letter, please confirm that the fund will invest at least 80% of its assets in foreign securities or explain why the representation is not appropriate given the fund's name.

2. Item 4 Strategy Summary (pp. 27-28.) Please provide summary strategy disclosure consistent with the "Risk of Being an Underlying Fund." Also, please provide some indication of the basis upon which the adviser selects investments from the pool of options meeting the 2 bullet-pointed criteria on page 27. Currently, there is nothing indicating a strategy the adviser uses to make decisions about what to buy, sell or hold within the universe of securities that meet the international distribution factors.

3. Risk Summary (pp. 28, 133). Please reconcile the emerging market risk with the Item 9 chart disclosure on page 133. The chart provides no category for Emerging Market Risk; however, it identifies the closest alternative, "Market Volatility and Issuer Risk," as "non-principal."

4. New Benchmark (pp. 28-29). The explanation for the new benchmark states that the advisor and subadvisor believe it "is more widely used for funds in the foreign large blend category" than the prior benchmark. However, nothing in the strategy disclosure indicates that the "foreign large blend category" is consistent with a specific strategy to invest in large-cap funds. Rather, the strategy summary states that the fund "will invest in securities of small, medium, and large capitalization companies." Please reconcile.

Equity Income Account

1. Fee Table: Acquired Fund Fees and Expenses (p. 30). In your response letter, please confirm supplementally that the Fund's Other Expenses are correct or indicate that the updated Other Expenses figures will be a positive value. Note that this comment applies wherever the Other Expenses line item indicates 0.00%.

2. Foreign Investments and REITs (p. 30). If the fund has a limitation on the percentage of assets it will invest in the securities of foreign issuers or in REITs, please state the limit(s).

3. Item 4: Subprime Risks (pp. 30-31). In your response letter, please confirm that the Fund's investment in REITs is not: (a) reasonably likely to include REITs valued (directly or indirectly) on sub-prime residential mortgage borrowers; or (b) anticipated to subject the Fund to sub-prime investment risks. Otherwise, please add Item 4 disclosure summarizing subprime risks by name and describing them in plain English. This comment applies to the Government & High Quality Bond Account on page 34 as well.

Government & High Quality Bond Account

Principal Strategy (p. 33). Please describe the strategy the advisor uses to select the appropriate securities for this fund. Currently, the strategy summary only states the types of instruments that may be held and the average portfolio duration but provides nothing indicating how the specific investments are chosen. Please summarize the strategy used to select investments from the universe of options meeting the broadly stated criteria. This comment also applies to the Income Account on page 36.

Income Account

Risk of Being an Underlying Fund (p. 37). Please see Comment 1 under "Bond & Mortgage Securities Account," above.

International Emerging Markets Account

1. Names Rule (p. 39). The Staff believes it is appropriate to describe this fund's emerging market investments in terms of the 80% investment policy required by Rule 35d-1 under the Investment Company Act (*i.e.*, the Names Rule). Please revise accordingly. In revising, delete the statement "[i]nvesting in many emerging market countries is not feasible or may involve unacceptable political risk" or specifically reconcile it with the fund name, the requirements of Rule 35d-1, and the authority upon which Registrant bases its interpretation of this requirement.

2. Strategy Summary (p. 39). Other than a non-specific description of what constitutes an emerging market country, the strategy summary provides no information about criteria the advisor uses to make investment decisions. Please summarize the advisor's primary investment strategies per Item 4(a). *See also*, Item 9(b)(2). The Item 4 disclosure should describe the advisor's strategy(ies) clearly enough for investors to distinguish the fund from a similar fund with the same objective and the ability to invest in the same types of instruments. The Item 4 summary did not provide sufficient information for the reviewer to do so.

3. Risk Summary: Capitalization References (pp. 39-40). Given that the strategy summary specifically states that the fund may invest in companies with small, medium and large capitalizations and the chart on page 134 identifies small and medium capitalization as primary strategies, the corresponding risks also belong in the Item 4 risk summary. As previously indicated, Registrant should add Item 4 disclosure specifically addressing the related risks associated with investing in small and mid-capitalization companies.

LargeCap Blend Account II (Comments also apply to LargeCap Growth Account I)

1. Fee Table (p. 42). When the table information is updated, please include the contractual waiver agreement information in a footnote *only if the waiver actually will reduce total expenses* for a 12-month period.

2. Strategy Summary (p. 43). Please indicate whether there is a percentage cap on foreign investments and summarize how the advisor determines the ratio of foreign to domestic investments appropriate for the Fund.

LargeCap Growth Account (Comments also apply to LargeCap Growth Account I)

1. Strategy & Risk Summaries (pp. 45-46). The principal risk summary refers to the risk of being underlying funds; however there is nothing else in Items 1 through 8 to indicate why this is a risk. Is the Fund designed as an investment option for funds of funds? Does the advisor specifically select portfolio investments based on the Fund's status as an underlying fund? If the advisor employs principal investment strategies specifically to manage this risk, briefly summarize them in the Item 4 strategy discussion.

2. Growth Strategy. Please briefly outline the basis upon which the advisor decides if a particular company's securities meets this criteria.

LargeCap S&P 500 Index Account

"Passive Investment Strategy" Language (p. 51). Per our prior comments in 2011 and 2010, please delete the reference to employing a "passive investment strategy" or, in your response letter, explain how that statement is consistent with the advisor's strategy of "investing in index futures and options on a daily basis to gain exposure to the Index in an effort to minimize tracking error relative to the benchmark." Specifically, explain how the daily investment decisions required to employ that strategy is consistent with a passive investment style. Please respond in a manner consistent with the description of this issue as presented in Comment 2 under the "Bond Market Index Account" heading, above. In your response, please confirm that the derivatives disclosure (particularly the purposes for which the fund may use specific derivatives) satisfies the guidance in the Staff's 2010 letter to the ICI. *See* Barry Miller Letter to the ICI dated July 30, 2010.

LargeCap Value Account

1. Strategy Summary: Value Strategy (p. 54). Please briefly explain how the advisor determines that a particular company's equity securities are undervalued.

2. Equity Securities Risk (p. 55). The risk description refers to small and mid-cap market segments. As this is a LargeCap fund, please tailor this risk disclosure so it is consistent with the fund's investments.

MidCap Blend Account

1. Strategy Summary: Growth and Value Strategies (p. 57). Please briefly summarize how the advisor determines that a particular company's equity securities are undervalued or have greater than average potential for growth of earnings.

2. Item 4 Risk Summary (pp. 57-58). In light of other comments addressing this issue above, please add Item 4 disclosure summarizing the risks associated with investing in securities of mid-capitalization companies.

Money Market Account

1. Item 4 Summaries: Foreign/Domestic Allocation (pp. 60-61). Given recent global market destabilization and issues related to foreign the debt crisis, please (i) add Item 4 disclosure indicating any percentage limits on foreign investments; and (ii) summarize any principal strategies for allocating fund assets between foreign and domestic investments.

2. Item 4 Summaries: Investment Company Securities Risk (pp. 60-61). Last year we asked Registrant to indicate the context in which the Fund will invest in other investment companies. However, the disclosure does not appear to have been modified in response. Please identify the revised language addressing this issue or supplement the Item 4 strategy disclosure as originally requested.

Principal Capital Appreciation Account

Item 4 Strategy Summary (p. 63). The principal strategy summary does not provide a basis for understanding what the fund is likely to hold or why. Unlike the Item 4 summaries for which we have requested greater specificity above, the summary for this Fund does not identify the kinds of instruments the Fund may hold. Rather, it simply refers to "equity securities" in which the fund may invest. As written, the narrative is too generic and does not provide an adequate basis for an informed investment decision. Please rewrite this section in its entirety, and do likewise for any fund with corresponding disclosure that is equally nonspecific.

All Principal LifeTime Accounts

Last year, the Staff provided extensive comments related to all of the Principal LifeTime Accounts. Based on the limited revisions apparent in the present disclosure, the scope of Registrant's changes still do not fully address the issues we raised previously. Consequently, the staff believes many of the prior comments are still relevant to each the LifeTime funds. To the extent our previous comments still apply, you will find them restated or repeated below.

1. Context and Assumptions Based on Fund Name and Target Date. In the introductory paragraph of the Item 4 Strategy Summary, clearly state the relevance of the "target date" used in the fund name, including what happens on the target date. Please introduce the Item 4 disclosure with a simple, clear statement explaining what the "target date" reference point is, what it does, and how it relates to the fund's investment objective and time horizons (*e.g.*, "the date in the fund's name refers to the approximate year an investor anticipates retiring and plans to stop making new investments in the fund on a regular basis"). For each fund, also describe the general pattern of withdrawal behavior an appropriate investor should anticipate on and after the target date. Using the same example, if the fund is designed for investors who will retire in the target date year and plan to withdraw the value of the account gradually over the first 20 years of their retirement, say this explicitly. By contrast, a fund designed for investors who expect to spend most or all of their fund assets on or shortly after the target date should say that instead (*e.g.*, the fund is designed "for investors who plan to redeem most or all of their interest in the fund at or within 2 years of the target date anticipating a specific financial need within that time horizon."). Each fund designed for investors within a specific age group should state the intended age range at the beginning of this disclosure.

2. ***Fund Differentiation.*** Please modify the strategy and risk summaries of each LifeTime so the characteristics that make each fund uniquely suited to the relevant target date are described more clearly. As drafted, the bulk of the Item 4 descriptions are so similar that the reviewer found it difficult to distinguish between the funds based on the disclosure rather than the fund name. For example, it is reasonable to assume investment strategies for a 2010 target date fund and a 2050 target date fund would be different instead of following the same investment plan over different time periods. Please tailor the disclosure for each fund with this concept in mind.

3. ***Glide Path Illustrations.*** Please consider presenting glide path illustrations that are tailored specifically for the target date applicable to each funds. For example, a fund's illustration could be distinguished by including vertical lines corresponding to the current year and the relevant target date year and identify the corresponding allocation percentages anticipated at both points in time. Similarly, please consider using the zero point on the x axis to identify the time periods more specifically. Consider showing the "Years to Retirement" and the "Years after Retirement" divisions so each fund's presentation is displayed proportionally based on its target date. For example, a 2010 target date fund glidepath that shows the 10 years prior to 2010 would be less helpful than one that represents the expected picture 10 years longer into the future than the current illustration.

4. ***Principal LifeTime 2010 Account: Target Date.*** Given that the fund is named the "LifeTime 2010" fund, please focus the disclosure on the investment strategies that apply to the years immediately after the fund's target date has passed. Currently, the strategy summary addresses the period 10 to 15 years afterwards but does not provide a sense of how the advisor makes holdings decisions for the next decade. The Staff still believes this comment is appropriate and the disclosure should be revised accordingly.

Real Estate Securities Account

1. ***Risk Summary: Capitalization References (p. 96).*** As with the other funds that include principal strategy disclosure specifically referring to investments in securities of companies with small, medium or large capitalizations, please summarize the corresponding risks according to the same principals previously mentioned above.

2. ***Concentration (p. 96).*** Please revise the statement defining concentration as "invest[ing] more than 25% of its net assets" in a particular industry. The current disclosure is inaccurate and inconsistent with the Staff interpretation of the term "concentration." The Staff takes the position that a fund concentrates when it invests *25% or more* of its net assets in a particular industry. Revise the disclosure accordingly. All related statements expressing concentration as "more than 25% of" assets should be changed as well. Also, in your response letter, please represent that each related reference in the filing will be corrected.

Short-Term Income Account

1. Item 4 Strategy Summary (p. 99). The principal strategy summary simply lists the instruments the fund may hold and provides a sentence describing when the fund may substitute a derivative for a security within that list. This does not provide sufficient information to satisfy the requirements of Item 4. Please summarize the strategy(ies) upon which the advisor's buy, hold and sell decisions are based per the requirements of Item 4. This comment also applies to the SmallCap Blend Account.

2. Derivatives. Please confirm that the description of the derivatives the fund may hold and the purposes for which the fund may hold them satisfies the guidance in the Staff's 2010 letter to the ICI. *See* Barry Miller Letter to the ICI dated July 30, 2010.

SmallCap Growth Account II

SmallCap Risk (p. 101). As this fund specifically focuses on investments of small capitalization companies, the Staff believes the comment given last year continues to apply and remains appropriate. Please disclose the small cap risk independent from the general equity securities risk disclosure and provide some statement in the Item 4 disclosure indicating why small cap companies are riskier and more volatile than larger capitalization companies. This comment also applies to the SmallCap Value I and SmallCap Blend Accounts.

SmallCap Value Account I

1. Fee Table: Waiver/Reimbursement Disclosure (p. 108). When the fee table information is updated, please clarify the footnotes related to the fee waivers and expense reimbursements. As currently presented, the reviewer could not tell how the 2 contractual reimbursement arrangements add up to the total amount identified under the "Fee Waiver and Expense Reimbursement" line item (currently, 0.14%).

2. Strategy Summary: Inadequate Detail (p. 109). Please provide a brief explanation of how the advisor determines the appropriate allocation of assets to invest in REITs. Currently, the summary identifies the types of securities in which the fund will invest but does not explain what guides the advisor's selection from among them. Please make corresponding changes to the same disclosure wherever it also appears this way (without context) in other fund descriptions.

All Strategic Asset Management (SAM) Portfolios

1. Caveat language Concerning Percentage Allocations. Each of the SAM portfolio strategy summaries includes the statement "[t]he Portfolio may temporarily exceed the applicable percentage ranges for short periods, and the Sub-Advisor may alter the percentage ranges when it deems appropriate." Please move this disclosure to the Item 9 description or, in your response letter, affirmatively represent to the Staff that this statement reflects a principal strategy of each SAM fund.

2. Principal Risks. The SAM funds appear to have different principal risks based on the risk summaries and the chart on pages 137 and 138. Please revise the principal strategy summaries to provide a basis for these different principal risks. Note that the Item 4 disclosure should summarize the primary strategies and risks described in greater detail in Item 9. The Item 4 disclosure should include a brief description of all the critical (principal) strategies and risks of that fund, not just selected subset of the information required by Items 9(b)(1) and (2) and Item 9(c). *See* Item 4(a) and Item 4(b)(1)(a).


D<small>ISCLOSURE</small> A<small>PPLICABLE TO</small> A<small>LL</small> P<small>ORTFOLIOS</small>

1. Item 9.
a. Generally. Currently, the "Additional Information About Investment Strategies and Risks" disclosure describes both strategies and risks together without distinguishing between what is an investment practice and what is a risk or identifying. This presentation is not consistent with the intent of the revised Item 9 requirements. Please restructure the Item 9 disclosure so each fund's principal strategy and risk description gives a comprehensive picture of the unique way that particular fund's characteristics function together. The current presentation provides risk and strategy information out of context and gives the reader a reference chart covering all the portfolios PVC offers. In this way, the Item 9 disclosure presents the required information but fails to synthesize it for each fund. Consequently, all of the required information is provided but the presentation without effectively explaining how each fund's combination of characteristics makes that portfolio unique. Please present the required information in a way that makes it easier to see the distinctions between the funds, not harder.

b. Risk & Strategy Chart (pp. 131-137). The Risk and Strategy Chart includes a footnote that makes it difficult to understand how to interpret the chart information. The footnote applies to multiple investment strategies and risks and states, "[t]hese risks are not deemed principal for the purposes of this table because they apply to almost all funds; however, in certain circumstances, they could significantly affect the net asset value, yield, and total return." This disclaimer language is confusing. Please revise the footnote or the chart so a reader can tell whether a risk or strategy is principal for any particular fund. Currently the footnote simply adds vague, qualifying language that obscures a reader's understanding and interpretation of the related strategies and risks. To fix this, delete the footnote and, with respect to each fund, clearly identify whether the individual risk or strategy is principal.

c. Industry Concentration. Please correct the statement defining concentration on page 148. As previously indicated, the Staff interprets concentration to be investment of 25% or more of the fund's net assets in any particular industry or sector.

d. Temporary Defensive Measures. This information should be included in the Item 9 strategy for each fund to which it applies.

2. Pricing of Account Shares (pp. 161-162). Please clarify that NAV for a transaction is the price that is determined the first time NAV is calculated after the transaction order is placed. For the pricing of emerging market securities, please state that the price will approximate fair value or direct the Staff to where this is already disclosed.

3. Market Timing Disclosure (p. 165). The Staff takes the position that an exchange is both a purchase and a redemption that occur simultaneously. The bullet point references to rejecting exchanges are somewhat vague and allow an interpretation inconsistent with Rule 22c-1. On several occasions, the Staff has asked Registrant to revise the disclosure language to clarify this issue. The list of possible responses to market timing behavior still does not address this issue clearly. Please expressly state that if an exchange violates the frequent trading provision, the Fund (or intermediary) may reject the purchase of purchase of fund shares, but will not restrict the related redemption of shares involved in the exchange transaction. *See* Rule 22c-1.

4. Fundamental Policy Disclosure (SAI). Given that the funds-of-funds invests in affiliated underlying funds, please state that in effectuating fundamental policies, the funds-of-funds will look through to the investments of the underlying funds to ensure compliance with the concentration policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding these comments and any correspondence included in the related filing, please furnish a letter filed as EDGAR correspondence, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

RAMarquigny

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products